

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 2, 2017

Via E-mail
James A. Procaccianti
Procaccianti Hotel REIT, Inc.
1140 Reservoir Avenue
Cranston, Rhode Island 02920-6320

> **Re:** **Procaccianti Hotel REIT, Inc.**
> **Registration Statement on Form S-11**
> **Filed May 1, 2017**
> **File No. 333-217578**

Dear Mr. Procaccianti:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including materials intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5. Please also confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

3. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division´s Office of Mergers and Acquisitions at 202-551-3440.

4. We note that you may conduct the share redemption program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share redemption program. We urge you to consider all the elements of your share redemption program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

5. We note that you have registered $552,375,000 in shares of common stock on this registration statement and that you "reserve the right to reallocate the shares of common stock we are offering among the different share classes." However, we also note that the dividend rights and rights upon your liquidation, winding-up, and dissolution differ for your Class I, Class K, and Class T shares when compared to your Class A shares. Please revise your filing to register the Class A shares separately from the Class I, Class K, and Class T shares or provide us with your analysis as to why the share classes are not separate classes of securities.

6. We note that you refer to your Class A common stock as "common shares." We also note that your Class I, Class K, and Class T shares are classes of common stock. Please rename your references to Class A common stock throughout your filing to avoid confusion.

Prospectus Cover Page

7. Please revise your prospectus cover page to provide a brief description of the differences in rights between the Class I, Class K, and Class T shares as compared to the Class A shares.

Questions and Answers About this Offering, page 1

Why are you offering four classes of common stock, and what are the similarities and differences among the classes?, page 10

8. We note your disclosure in footnote 2 on page 11 regarding the estimated length of time during which the stockholder servicing fee may be paid based on certain assumptions. Please revise to disclose the estimated maximum amount of such fee based on the same assumptions.

Prospectus Summary, page 24

Summary Risk Factors, page 29

9. Your disclosure indicates that this is a "blind pool" offering because you have not yet identified *all* of the properties to acquire with the offering proceeds. Please clarify whether you have identified *any* properties that you intend to acquire.

10. Related to the comment above, if any properties or other investments have been identified as targets for acquisition, identify the properties/investments and provide all required financial statements and related disclosures.

Organizational Structure, page 34

11. Please revise your chart on page 34 to disclose the percentage ownership your affiliates will have in the registrant.

Compensation to Our Advisor and its Affiliates, page 35

12. We note your disclosure in this table and in the Management Compensation section that the estimated maximum amounts of certain fees assume "the target maximum of $500,000,000 in K Shares." Please clarify whether these calculations assume the maximum sale of $500,000,000 in Class K, Class I, and Class T shares.

13. We note that the Service Provider will be entitled to certain types of compensation by virtue of its ownership of Class B shares and Class A shares. For each applicable type of compensation, please identify the Service Provider as one of the recipients in the first column of your fee table and provide estimates of such fees in the third column of your fee table. Please also clarify, if true, that the Advisor, not the registrant, is responsible for paying all fees due to the Service Provider pursuant to the Services Agreement.

14. We note that by virtue of ownership of Class A shares, the Advisor, its affiliates, and the Service Provider may be entitled to "common ordinary dividends" and payment in full of the stated value of all outstanding Class A shares upon liquidation. Please revise your

compensation table to reflect such participation in dividends and liquidation by the Advisor, its affiliates, and the Service Provider.

Risk Factors, page 53

Risks Related to Conflicts of Interest, page 70

There are significant potential conflicts of interest that could affect our investment returns, page 70

15. We note your disclosure that your investment objectives may overlap with the investment objectives of affiliated investment funds, accounts or other investment vehicles. Please clarify whether any such conflicts currently exist and provide the size of any competing programs, if applicable.

Estimated Use of Proceeds, page 96

16. Please revise this section to provide separate tables for each share class being sold pursuant to this registration statement.

17. We note that your "net proceeds available for investment" row does not reduce the gross offering proceeds of Class I, Class K, and Class T shares by the selling commissions, dealer manager fees, stockholder servicing fee, and organization and offering expenses payable on such shares because the fees will be paid from the proceeds of the sale of Class A shares. However, we note that over time, purchasers of Class A shares may be repaid for their investment through subordinated rights to your cash flow from operations in the form of dividends and to the stated value of Class A shares in the event of a liquidation or similar transaction. As the economic rights associated with Class A shares are a cost to your business, it is our view that the fees payable on Class I, Class K, and Class T shares should be reflected in the Use of Proceeds tables. Please deduct the fees payable on Class I, Class K, and Class T shares in computing the "net proceeds available for investment" in your tabular disclosure.

18. We note that in order to make the net proceeds available for investment equal $10.00 per Class I share, you have added proceeds from the sale of Class A shares to the gross offering proceeds from the sale of Class I shares. Please tell us why you believe it is appropriate to allocate proceeds from the sale of Class A shares to the gross proceeds of the sale of Class I shares in the use of proceeds table. Please also address why it is appropriate for investors to pay $9.50 per Class I share, yet receive a customer account statement indicating that the value per Class I Share is $10.00, per your disclosure on page 22.

Investment Objectives, Strategy, and Policies, page 108

Estimated NAV Calculation, page 116

Valuations, page 116

19. We note your disclosure on page 116 that prior to providing an estimated NAV based on the value of your assets, "in the event of any voluntary or involuntary liquidation, dissolution or winding up of us . . . then such assets . . . will be distributed between the holders of I Shares, K Shares, T Shares and common shares ratably in proportion to the respective NAV for each class." However, this appears to be inconsistent with your disclosure on page 14 regarding how your liquidation proceeds are to be distributed. Please revise for consistency or explain to us why the two disclosures are appropriate.

20. We note your disclosure on page 117 that once you are required to provide an estimated NAV per share, your board will consider the input of your advisor, your audit committee, and "if engaged by our board of directors, one or more independent valuation firms." Please confirm to us that your board will engage an independent valuation firm when calculating an estimated NAV per share.

21. We note your disclosure that following the calculation and allocation of changes in aggregate NAV, the NAV for each class will be adjusted for accrued dividends to determine NAV. Please clarify whether this class-specific adjustment will take into account the different dividend rights associated with each share class. Please also explain whether the NAV for each class will be adjusted according to the different liquidation rights associated with each share class.

22. We note your disclosure that the selling commissions, dealer manager fee, and stockholder servicing fee will have no effect on the NAV of any class. Please tell us how you determined that payment of these fees from the proceeds of Class A shares will have no effect on the NAV of any class.

Management, page 122

Key Executives of the Sponsor and Advisor, page 127

23. Please identify all positions held by the key executives of your Sponsor and Advisor at TPG Hotels and Resorts, Inc.

Service Provider, page 155

24. We note your disclosure that in the event of termination of the Services Agreement, the Advisor will have the right and obligation to purchase a variable number of Class B Shares and make other payments to the Service Provider, depending on a number of

factors. Please provide more detail on this arrangement. Please also disclose whether the Advisor may seek reimbursement from you for any payments made to the Service Provider in the event of termination of the Services Agreement.

Service Provider's Backstop Obligation to Purchase Common Shares, page 179

25. We note that your Advisor's obligation to purchase Class A shares is subject to the proceeds available from the sale of Class A shares to the public in this offering. Please revise to explain the timing and frequency of the Advisor's purchase of Class A shares during this continuous offering. Please also explain the timing and frequency of the Service Provider's purchase of Class A shares, once it's obligation to purchase up to $2.5 million Class A shares is triggered.

Item 33. Recent Sale of Unregistered Securities, II-1

26. We note your disclosure regarding your private offering of Class K shares and Units comprised of four Class K shares and one Class A share. Please revise to disclose the price per Class K share and price per Unit sold in the private offering, as well as the underwriting compensation paid to S2K Financial LLC pursuant to the private offering. Please also disclose the net offering proceeds and the quantity of Units and Class A shares sold.

Index to Financial Statements, page F-1

27. Please amend your filing to include the required audited financial statements.

Appendix A

28. Please revise Tables I, III, and IV to note that the investment objectives of the programs are not similar to those of the registrant and to briefly describe those investment objectives, consistent with your disclosure on page 173.

29. Please tell us why you have not disclosed on a GAAP basis any amounts in the "investment income" and "return of capital" rows to Table III.

Exhibit Index

30. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Heath D. Linksy, Esq.
        Morris, Manning & Martin, LLP